[redacted]

09055576

AB* 2/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-36044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

AHT FINANCIAL GROUP, LTD.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 NORTH HOUGH STREET
(No. and Street)

BARRINGTON	ILLINOIS	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE G. HEMSLEY (847) 381-7314
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, GEORGE G. HEMSLEY, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

AHT FINANCIAL GROUP, LTD. as of

DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George G. Hemsley
Signature

PRINCIPAL
Title

Subscribed and sworn to before me this 23 day of February, 2009

"OFFICIAL SEAL"
Nijole M. Valaitis
Notary Public, State of Illinois
My Commission Exp. 07/29/2009

Nijole M. Valaitis
Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AHT FINANCIAL GROUP, LTD.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2008

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
AHT Financial Group, Ltd.
Barrington, Illinois

I have audited the accompanying statement of financial condition of AHT Financial Group, Ltd. as of December 31, 2008. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AHT Financial Group, Ltd. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Linda C. Rapacz, CPA

February 20, 2009

AHT FINANCIAL GROUP, LTD.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash		$ 4,902
Commissions Receivable		16,809
Securities Positions at Market Value		20,511
Due From Shareholder		680
Total Current Assets		$ 42,902
TOTAL ASSETS		$ 42,902

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 13,201
Total Current Liabilities		$ 13,201
Total Liabilities		$ 13,201
SHAREHOLDERS' EQUITY		
Capital Stock - Common; $1.00 Par Value; 20,000 Shares Authorized; 4,500 Shares Issued and Outstanding	$ 4,500	
Additional Paid In Capital	1,900	
Retained Earnings	23,301	
Total Shareholders' Equity		$ 29,701
TOTAL LIABILITES AND SHAREHOLDERS' EQUITY		$ 42,902

The accompanying notes to the financial statements
are an integral part of this statement.

AHT FINANCIAL GROUP, LTD.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

AHT Financial Group, Ltd (the Company) is an Illinois corporation, which was formed on April 4, 1986. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a brokerage firm, generating commission income, introducing customers to Mutual Funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions in regular-way trades are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's stockholder has elected to be taxed as an S-Corporation; therefore the Company's income flows through to its stockholder's tax return. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies office space owned by an affiliated company. The Company's president and shareholder is the principal of the affiliated company. At December 31, 2008 Company had no outstanding accounts receivable from, or payable to, the affiliated company.

NOTE 4 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments can be used for trading purposes, including economic hedges of trading instruments, and would be carried at quoted market value. Unrealized gains or losses on these derivative contracts would be recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company had no derivative activity in 2008 or open derivative financial instrument positions at December 31, 2008.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company had no futures or options activity in 2008 or open futures or options financial instrument positions at December 31, 2008.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2008 the Company had net capital and net capital requirements of $11,802 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 112%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments were required as of December 31, 2008.

END